FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to acquire TeneoTwo and T cell engager

5 July 2022 07:00 BST

AstraZeneca to acquire TeneoTwo and its clinical-stage
T-cell engager, strengthening haematological cancer pipeline

TNB-486 will be evaluated in multiple types of lymphoma

AstraZeneca today announced an agreement to acquire TeneoTwo, Inc. (TeneoTwo)i, including its Phase I clinical-stage CD19/CD3 T-cell engager, TNB-486, currently under evaluation in relapsed and refractory B-cell non-Hodgkin lymphoma1.

The acquisition of TNB-486 aims to accelerate the development of this potential new medicine for B-cell haematologic malignancies, including diffuse large B-cell lymphoma and follicular lymphoma. Building on the success of Calquence (acalabrutinib), TNB-486 further diversifies AstraZeneca's haematology pipeline that spans multiple therapeutic modalities and mechanisms to address a broad spectrum of blood cancers.

TNB-486 belongs to a class of therapeutic antibodies known as T-cell engagers, which are emerging as a promising therapeutic approach in haematologic malignancies and solid tumours. T-cell engagers are bispecific molecules that are engineered to redirect the immune system's T-cells to recognise and kill cancer cells. By binding to both CD19, an antigen expressed on B-cells, and to the CD3 receptor on T-cells, TNB-486 activates and recruits T-cells to CD19-expressing tumours where they can elicit an immune response.

Anas Younes, Senior Vice President Haematology R&D, AstraZeneca said: "By redirecting the body's natural immune response to target B-cell malignancies, TNB-486 alone or in combination with CD20-targeted therapy could potentially deepen clinical responses and improve patient outcomes. We believe this innovative molecule, which was designed to optimise the therapeutic window of T-cell activation, will enable us to explore novel combinations that have the potential to become new standards of care in this setting."

Financial considerations
AstraZeneca will acquire all outstanding equity of TeneoTwo in exchange for an upfront payment of $100m on deal closing.

Under the terms of the agreement, AstraZeneca will make additional contingent R&D-related milestone payments of up to $805m and additional contingent commercial-related milestone payments of up to $360m to TeneoTwo's equity holders.

Overall, the transaction will be accounted for as an intangible asset acquisition, recognised initially at the present value of non-contingent consideration, with future milestones capitalised into the intangible asset as they are recognised.

The transaction is expected to close in the third quarter of 2022, subject to customary closing conditions and regulatory clearances. The transaction does not impact AstraZeneca's financial guidance for 2022.

iTeneoTwo, Inc., is a majority owned subsidiary company of TBio, LLC, a limited liability company formed in Delaware, US

Notes

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca in haematology
AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion's pioneering legacy in complement science to provide transformative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease.

By targeting haematological conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Clinicaltrials.gov. A Study of TNB-486 in Subjects With Relapsed or Refractory B-Cell Non-Hodgkin     Lymphoma. Available at https://clinicaltrials.gov/ct2/show/NCT04594642. Accessed 27 June 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 July 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary